SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

  Cigna Investment Securities, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

17179x106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
Exhibit 1 attached.

















ITEM 1	Security and Issuer
		Common Stock
		Cigna Investment Securities, Inc.
		CIGNA Funds
		100 Front Street
		Suite 300
		Worcester, MA   01601
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of IIS on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of IIS fit the investment guidelines for various Accounts.  Shares have been acquired
since October 14, 1991.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 66,375 shares,
which represents 1.39% of the outstanding Shares.  None of the
Principles of KIM presently owns shares of IIS.
       b) KIM has the sole power to dispose of and to vote all of such
Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions.
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares.  KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting  more than 5% of the Shares
outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of IIS Securities.
ITEM 7	Materials to be Filed as Exhibits
		Exhibit 1 attached.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



March 7, 2002 			      By:________________________
         Date						   Signature
						George W. Karpus, President
          Name/Title






















Exhibit 1
Letter Sent to the Fund



March 4, 2002

Cigna Investment Securities, Inc.
Farhan Sharaff, Nominee
TimeSquare Capital Management, Inc.
280 Trubull Street
H16C
Hartford, Connecticut  06103

       Re:	Cigna Investment Securities (IIS)

Dear Sir/Madam:

Karpus Management Inc. (KMI) d/b/a Karpus Investment represents beneficial ownership of 66,375 shares of the common stock of Cigna Investment Securities (a closed-end fund) as of February 28, 2002.

I found the PRE14A recently filed by the Fund to be quite amusing. The step the Fund is willing to take to save a mere $25,000 of franchise taxes is baffling. It is commendable that management is looking to save money for the shareholders; however, it makes no sense to under go such elaborate changes for this meager amount. When changes are made, they are made at some expense. It is my belief that the ultimate cost will be paid by the shareholders in terms of sacrificing their rights.

It is my opinion that management has failed to fully apprise the shareholders Of the Fund of the consequences resulting from their proposals. Who will bear The costs for the reorganization of the Fund? The change from a regulated investment company to a ?business trust? changes the playing field upon which the Fund was marketed and represented in the original prospectus. What effect will this have on the rights of the shareholders?

Shareholders of the Fund should not support the new Trust Agreement creating a Massachusetts business trust. Changing from a Delaware corporation (the majority of the outstanding shares entitled to vote being present to constitute a quorum) to the new requirements under the new Trust Agreement (where 30% of the shares entitled to vote constitute a quorum) allows future proposals by management to be easily accomplished. Furthermore, the state laws of Massachusetts do not dictate a mandatory annual meeting. Should the NYSE remove the requirement for annual meetings, there would be a strong possibility that shareholders may be deprived of an annual meeting. The approval of this change jeopardizes the fundamental rights given the shareholders under the original prospectus and by-laws.

Shareholders are being asked to give up their right to receive net asset value from the Fund. As cited under Delaware law, there exist circumstances where shareholders dissenting from a merger or consolidation are able to demand payment for their shares based on appraised value (net asset value) as determined by a court. By changing to a Business Trust under Massachusetts law shareholders have surrendered this right.

Proposal 3 to remove the Fundamental Investment Policy concerning investment in other investment companies could lead to further undesired results for the shareholders. I find this proposal particularly troubling. Permitting a maximum of 25% of the Fund assets to be invested in the Cigna Funds Group
 Money Market Fund, creates the possibility for market timing to be employed by the Investment Manager. Again, it is not the intent of the original prospectus to utilize a market timing methodology. (I must say however, it was most gracious for the group to point out to the shareholders there would not be a double fee by using the money market fund.) It is my opinion that should the Fund become involved in market timing or perceived market timing, standards for fiduciary negligence could be imposed on the Board and Management for not disclosing the associated risks.

I believe there needs to be further definition of the shareholder rights in Regards to corporate governance issues that may occur in funds or fund groups the Fund may purchase. How can or can the Fund vote issues in funds that may change the fundamental nature of the purchased fund?s investments? Will double fees come into effect? (Only mentioned in regards to money market funds.)
Will they be open or closed end funds? It is my belief that the Investment Company Act of 1940 was established under sound reasoning and variance from These regulations should not be allowed and certainly not tolerated by shareholders. By receiving exemptive relief from the SEC, were any other shareholder rights given up and if so, why are they not disclosed?

The proposed Trust Agreement also grants the Trustees the power to enter into joint ventures, general or limited partnerships and any other combinations or associations. This is a decision that should be made on the shareholder level; after all they are the ?real owners? of the Fund. This clause appears on the surface to give the Trustees the right to change the advisory contract.
If this is the case, the Trustees are stealing the shareholders right of choice and have severely increased their fiduciary liability should anything go awry.

It appears to be in vogue that so many fundamental changes are being made in the closed-end fund arena. It is my belief that management sometimes hides behind the premise of doing good for the shareholders, never fully explaining the rights of the shareholders that are at stake. In some cases, there is a hidden agenda that comes to light only after a proposal has been passed.

Investments are made in funds based on the material contained in the original prospectus. Existing shareholders may not be willing or able to accept fundamental changes. In your proxy materials, you have excluded the fact that shareholders who do not approve the proposed changes may be forced to sell shares in the marketplace. There is the possibility of selling pressure decreasing the market price of the security. We view selling pressure caused by dissenting shareholders to be an economic risk for the shareholders. The shareholders that sell will be doing so at a discount to NAV and the shareholders who retain their shares may experience a lower market value or wider discount to NAV. This economic harm is never mentioned; consequently it is my opinion that this disclosure is a necessary part of the proxy material. Proxy materials should not be disseminated to shareholders without this possibility being fully explained.

It is my opinion, while the proxy material is still in preliminary form, severe changes should be made to the content, management should rethink their motives and changes should be removed from the proposals that impede shareholder rights.

I look forward to the response of Management and the Board of Directors.
I am interested particularly in the response from the Independent Directors of the Fund and wish to hear their views. We suggest that the independent directors seek private legal counsel before responding to our questions and before supporting the proposed changes.

Sincerely



Sharon L. Thornton
Portfolio Manager Analyst